

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 28, 2017

Scott Carmilani
Chairman of the Board of Directors
Allied World Assurance Company Holdings, AG
Park Tower, 15th floor, Gubelstrasse 24
6300 Zug, Switzerland

   Re: Allied World Assurance Company Holdings, AG
     Preliminary Proxy Statement on Schedule 14A
     Filed July 7, 2017
     File No. 001-32938

Dear Mr. Carmilani:

  We have limited our review of your filing to the issues addressed in the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A

Consideration Offered to Allied World Shareholders in Connection with the Merger, page 13

1. We note your disclosure on page 14 that the Merger Consideration will be paid to Allied World shareholders as soon as possible following the implementation of the Merger. Please revise to disclose the cash amount and the number of Fairfax shares that shareholders will receive at closing for each of their Allied World shares.

Appraisal Rights, page 14

2. Please revise to (i) clarify whether a shareholder's vote in favor of or against Proposal 1 has any impact on their appraisal rights and (ii) disclose when the Merger Resolution will be published in the Swiss Official Gazette of Commerce. Also, revise to address appraisal rights in the Questions and Answers section.

General

3.   We note your disclosure on page 2 concerning the presentation of Fairfax's final prospectus dated May 9, 2017 as Annex B to your proxy statement. With reference to Schedule 14A, please tell us whether you intend for Fairfax's May 9, 2017 prospectus to satisfy one or more of your Item 14 disclosure requirements. In this regard, please tell us, and revise to clarify, if applicable, whether your proxy statement incorporates by reference all of the Exchange Act reports listed on page i of Annex B. Please also tell us whether the information contained in the May 9 prospectus filed by Fairfax is, and will remain, up to date for purposes of satisfying your Schedule 14A disclosure requirements.

4.   We note your disclosure on page 13 directing shareholders to see Item 3 of your Schedule 14D-9. Please tell us whether you are incorporating this schedule by reference into your proxy statement and your basis to do so pursuant to Schedule 14A, Item 14(e).

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Dorrie Yale at 202-551-8776 or Joe McCann at 202-551-6262 with any questions.

                                                Division of Corporation Finance
                                                Office of Healthcare & Insurance

cc: Sean M. Ewen